SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  January 26th, 2011

FOR IMMEDIATE RELEASE

ANOTHER MILESTONE FOR SILICOM’S SETAC:
TIER 1 SERVER MANUFACTURER TO OFFER
SETAC TO ITS APPLIANCE CUSTOMERS

KFAR SAVA, Israel— January 26, 2011, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that a Tier 1 server manufacturer will begin offering appliances which integrate Silicom’s SETAC SErver To Appliance Converter with one of the popular models of its standard servers. This will allow the manufacturer’s customers to use the manufacturer’s top quality servers as highly-flexible customized network appliances.

The SETAC-based appliances will be offered by the manufacturer’s OEM Group, a professional team which maintains contact with the majority of the appliance market’s relevant customers. As a result, Silicom expects to benefit from a dramatic increase in SETAC market awareness and sales activities, which it believes will gradually translate into growth of its revenues.

In addition to the manufacturer’s OEM group, the appliances will also be sold by one of the manufacturer’s strategic partners, a global provider of purpose-built platforms and appliances that will also carry out the actual conversion of the manufacturer’s servers to SETAC-based appliances. This global provider will assume responsibility for ongoing support of the SETAC portion of the appliances, while the manufacturer itself will provide worldwide support of the basic server, an important asset for SETAC-based appliances.

“It is hard to overstate the importance of this milestone achievement for the development of our SETAC business,” commented Shaike Orbach, Silicom’s President and CEO. “From an exposure point of view, the SETAC will be moving into the spotlight, benefiting from the marketing efforts and recommendations of the manufacturer’s OEM Group and its customization partner. We believe that over the long term this will translate into significantly increased sales while positioning us to continue accumulating important market wins, gradually transforming the SETAC into the important revenue growth driver that we predicted it would become when we launched it.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com